

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Sytse Sijbrandij
Chief Executive Officer
GitLab Inc.
268 Bush Street #350
San Francisco, CA 94104

Re: GitLab Inc.
Registration Statement on Form S-1
Filed September 17, 2021
File No. 333-259602

Dear Mr. Sijbrandij:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Dilution, page 68

1. Please supplementally show us how you calculated pro forma net tangible book value of $309.2 million as of July 31, 2021.

Consolidated Financial Statements
13. Joint Venture and Spin-off, page F-30

2. We note your disclosure on page F-30 that JiHu has $19.2 million in cash as of July 31, 2021 that can only be used to settle obligations of JiHu. Please tell us how you considered the need to separately account for these amounts as restricted cash within your financial statements. Please refer to Rule 5-02(1) of Regulation S-X, ASC 230-10-50-8, and ASC 210-10-45-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ryan Mitteness, Esq.